Filed Pursuant to Rule 433
Registration Statement No. 333-235463

Issuer Free Writing Prospectus

Republic of Chile
€400,000,000 0.830% Notes due 2031
Final Terms and Conditions

As of January 19, 2021

Issuer:	Republic of Chile

Title:	0.830% Notes due 2031

Expected Ratings[1]:	A1 / A+ / A- (Moody’s/S&P/Fitch)

Currency:	Euro (€)

Principal Amount:

€400,000,000 (to constitute a further issuance of, be consolidated, form a single series and be fully fungible with the Republic’s outstanding 0.830% Notes due 2031 issued on July 2, 2019 and January 29, 2020 in the original aggregate principal amount of €861,000,000 and €693,685,000, respectively. After giving effect to the offering, the total amount outstanding of the 0.830% Notes due 2031 will be €1,954,685,000.

Maturity Date:	July 2, 2031

Settlement Date (T+3):	January 22, 2021

Mid-Swaps Yield:	-0.201%

Spread to Mid-Swap:	+60 basis points

Benchmark Bund:	DBR 0.000% due February,15 2031

Benchmark Bund Price/Yield:	105.45/-0.526%

Spread to Benchmark Bund:	+92.5 basis points

Yield to Maturity:	0.399%

Public Offering Price:	104.399% plus accrued interest (i) of €1,855,861.64 from (and including) July 2, 2020 to (but excluding) January 22, 2021, the expected

Settlement Date and (ii) from January 22, 2021, if settlement occurs after that date.

Interest:	0.830% per annum payable annually in arrears

Payment of Interest:	Amounts due in respect of interest will accrue and be paid annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on July 2 of each year, commencing on July 2, 2021.

Optional Redemption:

At any time on or after April 2, 2031 (three months prior to the maturity date of the Notes), the Republic of Chile will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the Notes prior to their maturity, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest and additional amounts, if any, on the principal amount of the Notes to, but excluding, the date of redemption.

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count:	Actual/Actual (ICMA)

Format:	SEC Registered; Global

ISIN/Common Code:	XS1843433639/184343363

Concurrent Offering:

The Republic of Chile is also offering U.S. dollar denominated Notes due 2032 and U.S. dollar denominated  Notes due 2061 (the “USD denominated Notes”) in an offering registered with the SEC. Application will be made for the U.S.D denominated Notes to be admitted to trading on the International Securities Market of the London Stock Exchange.

Governing Law:	State of New York

Listing:	Application will be made to the Luxembourg Stock Exchange for the notes to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange, and to the London

Stock Exchange for the Notes to be admitted to trading on the London Stock Exchange’s ISM.

Joint Bookrunners (Allocation):	BNP Paribas (€80,000,000) Citigroup Global Markets Limited (€80,000,000) HSBC Securities (USA) Inc. (€80,000,000) J.P. Morgan Securities plc (€80,000,000) Banco Santander, S.A. (€80,000,000)

Trustee:	The Bank of New York Mellon

Paying Agent in London:	The Bank of New York Mellon, London Branch

Paying Agent and Transfer Agent in Luxembourg:	The Bank of New York Mellon SA/NV, Luxembourg Branch (formerly, The Bank of New York Mellon (Luxembourg) S.A.)

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby.  The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited.  Each of the security ratings above should be evaluated independently of any other security rating.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/19957/000110465920004446/a19-25085_2sba.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312520131194/d925179d18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312520132929/d923768d18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312520295145/d20186d18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000119312520296695/d79542d18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465921004809/a21-2042_118ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465921004899/a21-3391_1424b3.htm

Delivery of the notes is expected on or about January 22, 2021, which will be the third business day following the date of pricing of the notes.  Under Rule 15c6—1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes prior to the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BNP Paribas toll free at 1-800-854-5674 / collect at 44-0-20-7595-8222, Citigroup Global Markets Limited at 1-800-831-9146, HSBC Securities (USA) Inc. at 1-866-811-8049, J.P. Morgan Securities plc at 1-212-834-7279 and Banco Santander, S.A. at 34-91-289-59-07.

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the PRIIPs Regulation as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.